UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 033-13110-NY

CUSIP Number: 75903Q201

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: December 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Regional Brands Inc.

Full Name of Registrant

N/A

Former Name if Applicable

6060 Parkland Boulevard

Address of Principal Executive Office (Street and Number)

Cleveland, Ohio 44124

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period:

Regional Brands Inc. (the “Company”) is a voluntary filer and not subject to the filing requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended. The Company has not finalized certain information for inclusion in its Annual Report on Form 10-K for the year ended December 31, 2019 (the “2019 Form 10-K”) because of efforts being made toward completing certain information relating to the Company’s operating subsidiary, B.R. Johnson LLC (“BRJ LLC”). The Company is working to finalize such information, after which it expects to file the 2019 Form 10-K.

PART IV -- OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

Fred DiSanto	(216)	825-4000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

The registrant is a voluntary filer and not subject to the filing requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934. Although not subject to these filing requirements, the registrant has filed all reports that would have been required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months had the registrant been subject to such requirements.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Audited financial results for the year ended December 31, 2019 are expected to reflect the following:

While net sales increased from approximately $39.9 million in 2018 to $40.9 million in 2019, gross profit decreased from approximately $11.2 million in 2018 to $10.8 million in 2019. Gross profit as a percentage of net sales decreased from approximately 28.0% in 2018 to 26.4% in 2019. Operating income, exclusive of amortization of intangible assets, decreased from approximately $2.7 million in 2018 to $1.3 million in 2019. This decrease resulted from the decline in gross profit noted above and increases in selling, general and administrative expenses in 2019 when compared to 2018. Additionally, operating working capital and borrowings under the Company’s line of credit increased from the end of 2018 to the end of 2019.

In an effort to address the declines in financial results explained above and improve BRJ LLC’s financial performance, the Company has taken a number of actions, including the following:

•	In February 2020, the Company purchased all of the outstanding membership interests in BRJ LLC that it did not previously own and terminated the management services that were being provided to BRJ LLC by Lorraine Capital, LLC. As a result, BRJ LLC is wholly owned by the Company, and the Company appoints all of the members of the BRJ LLC Board of Managers.

•	The Company changed the leadership at BRJ LLC by appointing an Executive Chairman and a Chief Executive Officer, each of whom have extensive experience in BRJ LLC’s business and together have over 50 years of experience in the industry.

•	BRJ LLC’s management will focus on improving customer satisfaction, optimizing product and customer mix, increasing profit margins through better pricing processes and operational efficiencies, and enhancing business capabilities and reducing costs by streamlining operations and restructuring management.

Subsequent to year-end 2019, the World Health Organization declared the novel coronavirus (COVID-19) outbreak a public health emergency. There have been mandates from international, federal, state and local authorities requiring forced closures of various schools, businesses and other facilities and organizations, including BRJ LLC. While the closures and limitations on movement, domestically and internationally, are expected to be temporary, if the outbreak continues on its current trajectory, the duration of the closures and limitations on movement could materially interrupt BRJ LLC’s business operations. Given the speed and frequency of continuously evolving developments with respect to the COVID-19 pandemic, the Company cannot reasonably estimate the magnitude of the impact to its results of operations.

Regional Brands Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2020	By	/s/ Fred DiSanto
Fred DiSanto
Chief Executive Officer